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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 20)

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                ITT CORPORATION
                           (NAME OF SUBJECT COMPANY)
                            ------------------------

                                ITT CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)
                            ------------------------

                           COMMON STOCK, NO PAR VALUE
  (INCLUDING THE ASSOCIATED SERIES A PARTICIPATING CUMULATIVE PREFERRED STOCK
                                PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  450912 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                             RICHARD S. WARD, ESQ.
                           EXECUTIVE VICE PRESIDENT,
                    GENERAL COUNSEL AND CORPORATE SECRETARY
                                ITT CORPORATION
                          1330 AVENUE OF THE AMERICAS
                            NEW YORK, NY 10019-5490
                                 (212) 258-1000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                            PHILIP A. GELSTON, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                            NEW YORK, NY 10019-7475
                                 (212) 474-1000

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                                  INTRODUCTION

     The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 61,145,475 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     The response to Item 4 is hereby amended by adding the following:

     (a) Recommendation of the Board of Directors.

     At a meeting held on February 11, 1997, the Board unanimously determined that the Hilton Transaction, including the Hilton Tender Offer, is inadequate and not in the best interests of the Company. As described in more detail below, at a meeting held on July 15, 1997, the Board reassessed the Hilton Transaction in light of developments since February 11, including the Comprehensive Plan described below, and unanimously reaffirmed its conclusion that the Hilton Transaction, including the Hilton Tender Offer, is inadequate and not in the best interests of the Company. Accordingly, the Board continues to recommend unanimously that the stockholders of the Company reject the Hilton Transaction and not tender their Shares pursuant to the Hilton Tender Offer or take any other action to facilitate the Hilton Tender Offer.

     The Board's determination was based on the Board's review and consideration of the interests of the Company's stockholders and all other factors permitted by applicable law, including the interests of the Company's employees, suppliers, creditors and customers; the economy of Nevada and the nation; the interests of the communities in which the Company operates and of society; and the long and short-term interests of the Company and its stockholders, including the possibility that these interests may be best served by the continued independence of the Company. The Board also reaffirmed its determination that, in light of the prospects of each of the Company's businesses, the attractiveness of the Distributions and the other elements of the Comprehensive Plan and other factors described below, the Company's and its stockholders' interests would be best served if the Company (and particularly the core businesses of the Company) were to remain independent and pursue the Comprehensive Plan.

     The Comprehensive Plan is another step in the Company's refinement of its strategic plan to focus on hotels and gaming and explore and exploit opportunities to enhance the value of the Company within that focus. This initiative already has resulted in the sale of certain of the Company's assets, a continued focus on cost containment, continued efforts to grow the hotels and gaming business and the pursuit of transactions that are expected to enhance the profitability, return on assets or cash flows of that business.

     As part of its focus on its core business, the Company sold its interest in Alcatel Alsthom, sold a 39.8% interest in Madison Square Garden and contracted through "put" and "call" options to sell its remaining 10.2% interest at guaranteed amounts and, with its partner, Dow Jones & Company, Inc., entered into an agreement to sell television station WBIS+. The closing of the sale of the Company's interest in WBIS+ is subject to regulatory approval and is expected to occur in the fourth quarter of 1997.

     The Company plans to continue to focus on cost containment opportunities in its hotels and gaming business. As part of this program, the Company implemented a significant restructuring of its World Headquarters operations (for which it recognized a one-time, pre-tax charge of $58 million), reducing headcount by 65% and annual expenses by at least $20 million. These cost savings were achieved even while providing for affected employees' enhanced severance payments, enhanced pension payments and placement services. As a more narrowly focused entity, the Company plans to continue to reduce costs and complete its evolutionary process by eliminating the vestiges of its former conglomerate parent. Specifically, the Company plans to focus on reducing overhead costs at both its hotels and gaming headquarters as well as operations.
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Management of the Company believes that these efforts, which are currently underway, will result in approximately $10 million to $15 million in additional overhead savings during 1998.

     Within the parameters of the strategic plan, the Company is actively pursuing opportunities to grow its hotels and gaming business. Since January 1, 1997, the Company has acquired three hotels and signed or acquired 55 franchise agreements and management contracts in 15 different countries, totalling more than 15,000 rooms. The Company will continue to purchase hotels and interests in hotels, add new franchises and seek out additional management opportunities throughout the world. Such efforts will depend upon individual market conditions and factors affecting the hotel industry generally.

     The Company believes transactions involving hotel or gaming properties that enhance the profitability, return on assets or cash flows of its hotels and gaming operations further the goal of strengthening the Company's core business. These transactions may include, among other things, joint ventures to develop, purchase or operate properties and conversions of owned properties to managed properties. For example, the Company recently entered into a long-term strategic alliance with FelCor Suite Hotels, Inc. ("FelCor"), pursuant to which FelCor acquired five of the Company's hotel properties and the Company retained long-term contracts to manage such hotels. As part of this strategic alliance, the Company expects to provide its expertise in the hotel business by making available the "Sheraton" hotel brand through long-term management agreements. Similarly, FelCor expects that it will provide its hotel expertise and hotel asset management skills by making available substantially all the capital necessary to acquire certain existing Sheraton brand hotels and hotels that may be converted to Sheraton brand hotels. The Company is holding The Desert Inn Resort & Casino in Las Vegas, Nevada, and The Sheraton Casino in Tunica, Mississippi, for sale and also is conducting detailed reviews of its options with regard to its ownership interest in Ciga S.p.A. and certain luxury and other hotels, taking into account the best interests of its stockholders and the Company.

     As further described under Item 7 below, at the July 15, 1997 meeting, the Board continued its implementation of the long-term strategic plan by approving a comprehensive plan (the "Comprehensive Plan"). The Board reviewed the Comprehensive Plan in depth, with the assistance of the Company's management and its outside financial and legal advisors.

     A major element of the Comprehensive Plan involves the separation of the Company into three distinct publicly owned companies focused on (a) hotels and gaming, (b) telephone directories publishing and (c) post-secondary technical education. The separation will be effected through the distribution or "spin-off" of all the shares owned by the Company of ITT Destinations, Inc., a new subsidiary that was formed to hold the Company's hotels and gaming business ("Destinations"), and ITT Educational Services, Inc., the Company's subsidiary that operates its post-secondary technical education business ("ITT Educational"), to stockholders of the Company (these transactions are referred to herein as the "Distributions"). After the Distributions, the Company's only business will be its telephone directories publishing business and it is expected that the Company will change its name to "ITT Information Services, Inc." ("ITT ISI").

     A second major element of the Comprehensive Plan involves the repurchase through a cash tender offer of up to 30 million Shares (approximately 25.7% of the outstanding Shares) at a price per Share of $70. The equity repurchase offer will provide stockholders who wish to sell a portion of their Shares an opportunity to do so at a premium to recent market prices and provide stockholders who wish to increase their proportionate investment in the Company's three businesses after the Distributions, and thus in the future earnings and assets of such businesses, an opportunity to do so. The equity repurchase offer will also afford to stockholders the opportunity to dispose of Shares without the usual transaction costs associated with a market sale.

     A third element of the Comprehensive Plan is the allocation of the indebtedness of the combined entity between the Company's hotels and gaming business and telephone directories publishing business in a manner that is appropriate for the credit capacity and capitalization requirements of each entity. ITT Educational cannot for regulatory reasons incur significant indebtedness. Although the Company believes covenants in its existing public indebtedness do not limit the Company's ability to carry out the Distributions, as a practical matter, a substantial amount of indebtedness must be allocated to the hotels and gaming business if ITT ISI is

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to remain viable after the Distributions. As discussed below, the Board believes that the preferred means of making this allocation is to replace the Company's existing indebtedness with indebtedness issued by the entity that ultimately will be liable for such indebtedness. Accordingly, as part of the Comprehensive Plan, the Company intends to commence a tender offer for all the publicly held debt securities of ITT Corporation and to repay certain other indebtedness. The equity and debt repurchases will be consummated substantially concurrently with the Distributions. The Distributions, however, are not conditioned upon any minimum amount of Shares or indebtedness being acquired pursuant to the equity or debt tender offers. A discussion of the conditions and certain regulations applicable to the Comprehensive Plan is included in Item 7 below.

     At the July 15, 1997 meeting, the Board approved a definitive agreement for a substantial minority investment in ITT ISI, which will hold the telephone directories publishing business following the Distributions, by an entity affiliated with Clayton, Dubilier & Rice, Inc. ("CD&R"). Following the Distributions, a CD&R affiliate will purchase approximately 32.9% of the outstanding common stock of ITT ISI and warrants to purchase shares representing an additional 13.7% of the outstanding common stock of ITT ISI for aggregate consideration of $225 million (the "Strategic Investment"). Such warrants will have a ten year term and permit CD&R to buy common stock of ITT ISI at a 50% premium to CD&R's initial purchase price. Consummation of the Strategic Investment is subject to certain conditions including, among other things, approval of the stockholders of ITT ISI following the Distributions. Completion of the Strategic Investment (the proceeds from which are expected to be used primarily to reduce indebtedness of ITT ISI) is not a condition to the Distributions and is expected to occur in the fourth quarter of 1997. Following completion of the Strategic Investment, ITT ISI will have approximately $1.05 billion in debt, giving ITT ISI an initial enterprise value, based on the Strategic Investment, of approximately $1.7 billion.

     In addition, at the July 15, 1997 meeting, the Board approved the purchase by the Company for $254 million of BellSouth Corporation's minority interest in ITT World Directories, Inc. ("ITT World Directories"), which will be the only direct subsidiary of ITT ISI after the Distributions. The purchase of this interest, which has been consummated, allows ITT ISI to have 100% of the benefit of the results of operations of ITT World Directories, allows for a better understanding of ITT ISI by the investment community, simplifies the corporate and organizational structure of ITT World Directories and allows for a more effective implementation of the allocation of the Company's indebtedness. In connection with this transaction, BellSouth Corporation received a pro rata portion of a dividend paid by ITT World Directories, resulting in additional proceeds to BellSouth Corporation of $11 million.

     The Board believes that the business justifications for the Comprehensive Plan, including a significant repurchase of Shares by the Company, are compelling without regard to the Hilton Tender Offer and intends to pursue the plan even if Hilton withdraws its interest in acquiring the Company. Because the Company's telephone directories publishing and post-secondary technical education businesses are distinct from the Company's core hotels and gaming business, during 1996 subsequent to becoming an independent public company, the Company began to recognize that these businesses would eventually be separated from the Company's core business, just as ITT's forest products, insurance and industrial products businesses have previously become independent publicly traded companies. However, in reviewing the Comprehensive Plan, the Board took account of the possibility that the transactions contemplated by the Comprehensive Plan could adversely affect the Hilton Tender Offer. As a result of the Comprehensive Plan, including the Distributions, and in light of statements by Hilton that it is interested in the Company's hotels and gaming business, it is likely that Hilton will withdraw the Hilton Tender Offer after completion of the Distributions. The Company is unable to predict whether Hilton would commence efforts to acquire Destinations after the Distributions. Although there is no Internal Revenue Service ruling or case law that is dispositive of the issue, counsel to the Company has advised the Company that, in its opinion, under existing U.S. Federal tax laws and the current provisions of recently introduced U.S. Federal tax legislation, the Distributions should not create a tax-related impediment to an unsolicited offer by Hilton to acquire Destinations after the Distributions. The Company recognizes that this opinion is based on an interpretation of current tax laws and the current provisions of pending legislation rather than on binding precedent, and accordingly is not free from doubt and is subject to revision if pending tax legislation changes. Certain provisions of the Articles of Incorporation and By-laws that Destinations will have at the time of the Distributions, a stockholders rights plan that Destinations will

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have at the time of the Distributions and certain provisions of the General
Corporation Law of the State of Nevada may have the effect of delaying or making more difficult an acquisition of control of Destinations in a transaction that is not approved by the board of directors of Destinations. See Item 7. In addition, it is possible that certain terms of the bank financing for the equity and debt repurchase offers may make more expensive, and may impede, consummation of the Hilton Tender Offer and might deter certain other persons from attempting, through tender or exchange offers or by other means, to gain control of the Company, particularly persons who would finance a takeover of the Company with the Company's own assets and cash flows or who cannot consummate a tender offer without acquiring a very high percentage of the Company's voting securities.

     The Comprehensive Plan is intended to enhance the value of the ongoing investment of stockholders as well as further the interests of the Company's employees, creditors, customers, and the economies and communities in which the Company operates. The Company currently operates three distinct businesses with different characteristics, competitive environments and growth prospects. Separating the Company's businesses and allowing them to operate independently is expected to result in, among other things, increased strategic focus, a flattening of organizational structures, the implementation of narrowly-tailored incentive compensation plans and enhanced public market understanding and valuations of these businesses. The Board also took account of the tax-free nature of spin-offs and the Company's prior positive experience with such transactions. The Company as an independent entity can consummate such a tax-free spin-off; an acquiror (whether by purchase or merger) in a transaction that is taxable in whole or in part (including the Hilton Transaction) would be unable to undertake a tax-free distribution of Company assets for a period of five years. Compared to a taxable sale of the Company's telephone directories publishing business and post-secondary technical education business, the Distributions will save the Company in excess of $500 million in U.S. Federal income taxes. Further, the tax-free nature of transactions such as the Distributions is under increasing scrutiny in the Congress. Accordingly, it is possible that in the future legislation will be passed that might eliminate or restrict the ability of the Company to undertake the Distributions on a tax free basis. Additionally, the Comprehensive Plan is expected to provide significant benefits to other constituents of the Company, relative both to the Hilton Transaction and the Company's existing structure.

          ITT's Prior Experience. The Company has substantial experience with the benefits of spin-off transactions. In 1994, the Company's predecessor spun-off its forestry products subsidiary to create an independent company. In addition, the Company itself is the product of the December 1995 separation of a conglomerate that controlled the businesses now operated by the Company as well as ITT Industries, Inc. (a New York Stock Exchange listed company that trades under the symbol "IIN" and that manufactures a wide variety of high technology and industrial products) and The Hartford Financial Services Group, Inc. (formerly "ITT Hartford Group, Inc.," a New York Stock Exchange listed company that trades under the symbol "HIG" and that operates one of the largest multiline insurance companies in the United States). Holders of ITT stock for the five years through 1996 have seen their investment outperform the Standard & Poor's 500 Index by more than 70% and increase in aggregate value by approximately $10 billion during this same period. The separation of the Company's three businesses being undertaken now is similar to the 1995 separation by the former ITT Corporation and represents another step in the transition of the former ITT conglomerate to a group of individually accountable, strategically focused organizations.

          Separation of Businesses. The Board believes that the Comprehensive Plan will be beneficial to each of the Company's existing businesses because, among other things, it will separate businesses with distinct financial, investment and operating characteristics so that each business can adopt strategies and pursue objectives more appropriate to its specific business plan than is possible under the Company's present combined structure and without the limitations caused by competition for resources from the other businesses. Separation will also allow each company to attain a capital structure that is appropriate for its competitive environment and financial characteristics, which may involve increased leverage.

          Optimize Focus. Following the Distributions, each business' management will be in an improved position to control capital funding and acquisition initiatives and the implementation of business strategies. Management of each independent company will be able to concentrate its attention and financial resources wholly on its core business, while responding solely to the characteristics and competitive disciplines of its own industries.

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          "Delayering" of Organizations.  The Comprehensive Plan will allow the
     Company to eliminate at least one tier of corporate-level administration. For example, the Company's previously announced elimination of approximately 65% of its headquarters staff is expected to save approximately $20 million per year. In addition, the Company anticipates that following implementation of the Comprehensive Plan, each of the three companies formed by the Distributions will continue to search for additional opportunities to rationalize the organization and administration of their respective businesses. In that connection, following the Distributions, the individual businesses will be able to determine which corporate functions they wish to perform internally and which they wish to obtain from third-party service providers, all of which should contribute to increased efficiency.

          Narrowly-Tailored Compensation. The Comprehensive Plan will allow each of the businesses to design incentive plans that relate more directly to its own business characteristics and performance. Each business will be able to more closely tie compensation incentives for key employees to the performance of that business. Consequently, each company and its respective stockholders should benefit from the positive effects of the closer links between each business' incentive compensation arrangements for key employees and the performance of its business.

          Enhanced Investor Understanding. Investors ultimately should be able to evaluate better the financial performance of each of the Company's three businesses and their respective strategies, thereby enhancing the likelihood that each will achieve an appropriate market valuation. Moreover, as narrowly-focused companies, each business should fit more readily into traditional industry groupings, thus attracting the attention of dedicated industry analysts willing and able to compare each company and its strategies to companies in the same or similar businesses.

          Increased Public Float for ITT Educational. Approximately 16.7% of the common stock of ITT Educational, the company that operates the Company's post-secondary technical educational business, is currently publicly traded. On completion of the Comprehensive Plan, 100% of the common stock of this business will be publicly held. This significant increase in public float is expected to increase the liquidity of this security and thereby raise its market profile in the long term.

          Tax-free Nature of the Distributions. Legal counsel has advised the Board that, in its opinion, the Distributions will be tax free for U.S. Federal income tax purposes to the Company and its stockholders. Only the Company as an independent entity can consummate such a transaction immediately. An acquiror of the Company (whether by purchase or merger) in a transaction that is taxable in whole or in part (including the Hilton Transaction) would be unable to undertake a tax-free spin-off of Company assets for a period of five years. In contrast, a taxable sale of the Company's remaining non-core businesses would result in corporate-level taxation (which, given the Company's low tax basis in those businesses, would exceed $500 million) and the distribution of the after-tax proceeds of such sale in the form of a dividend would constitute taxable income to the Company's stockholders.

          Benefits of Telephone Directories Publishing "Stub." Utilizing the Company's telephone directories publishing business as the "stub" company (out of which the Company's hotels and gaming and post-secondary technical education businesses will be distributed) allows a substantially greater amount of debt in ITT ISI's overseas subsidiaries, thereby more closely matching liabilities with operating assets without the incurrence of adverse U.S. tax consequences. Using this structure also permits ITT ISI to sell up to 49.9% of the telephone directories publishing business to new investors, such as CD&R, without jeopardizing the tax-free status of the Distributions. In contrast, a limit of 20% would apply if that business were spun-off as opposed to serving as the "stub" company for the Distributions. The chosen structure may also encourage bondholders to participate in the debt tender offer on terms reasonable to both the Company and bondholders, because holders who fail to do so will retain obligations of the stub company, which will be relatively more highly leveraged than Destinations.

          Benefits to Other Constituents. The Comprehensive Plan, by creating three healthy independent public companies, is expected to further the interests of the Company's employees, creditors, customers

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     and the economies and communities in which the Company operates. Among the expected benefits that were identified by the Board are:

     - Business Partners. The Company's hotel franchisees and owners of managed hotels have entered into long-term relationships with the Company based on, among other things, Sheraton's efforts since 1937 to cultivate the profile of Sheraton as a premier brand name in the hotel business. This strategy will be unaffected by the Distributions and will protect existing franchisees and owners of managed hotels from the potential diminishment of the Sheraton brand name and management expertise that might occur if Hilton were successful in acquiring the Company and selling or licensing the Sheraton brand name to a hotel and motel franchisor of multiple brands. The Company has received communications from existing franchisees indicating their concerns regarding any proposed transfer of the Sheraton brand name to a conglomerate franchisor. To that end, an association representing owners of Sheraton franchisees has informed the Company that approximately 90% of Sheraton franchisees that responded to its survey believe their business will be adversely affected if the Hilton Transaction is successful.

     - Employees. The displacement to employees of the Company that would be expected to occur following consummation of a hostile acquisition such as the Hilton Transaction is expected to be significantly greater than any disruption caused by the Distributions. In addition, a hostile acquisition can result in disruption to existing and retired employees through modifications to, or elimination of, pension and other health and welfare benefits. Also, following the Distributions, the ability of each company to tailor its incentive compensation programs to reflect each company's unique competitive environment should benefit employees and improve morale compared both to the Hilton Transaction and the Company before the Distributions. Furthermore, certain of the Company's key operating employees at the hotel and casino property level have indicated their unwillingness to continue in their positions if the Hilton Transaction occurs.

     - Creditors. The debt repurchase offer is designed to accommodate concerns that the Company's public bondholders may have and to enhance the ability of the independent companies to obtain new credit on favorable terms consistent with their credit characteristics. The Board believes that the debt repurchase offer, although not a condition to the completion of the other parts of the Comprehensive Plan, will be helpful in effectuating the Comprehensive Plan. The Company believes that covenants in its existing public indebtedness do not limit the Company's ability to carry out the Distributions. As a practical matter, however, a substantial amount of the Company's indebtedness will need to be allocated to the hotels and gaming business in order for the telephone directories publishing business to remain viable after the Distributions. Unlike other structures which could engender acrimonious relations between the Company and its bondholders and other constituents, the debt repurchase is designed to minimize market fluctuations in the Company's debt securities and the Company believes it is consistent with its tradition of equitable treatment of bondholders. (The Company's predecessor undertook a similar debt repurchase process prior to the spin-off transactions that created the Company and the Company attributes the ready access to the debt capital markets it has experienced in part to the actions of its predecessor.) This process, by reemphasizing the Company's commitment to equitable treatment of bondholders, is expected to facilitate access to the debt capital markets by the three companies resulting from the Distributions on terms appropriate for their respective businesses.

     - ITT Technical Institute Students. The Company believes a spin-off of the Company's post-secondary technical education business (as opposed to a sale or other disposition transaction) should not constitute a "change-of-control" and therefore does not involve the risk of loss of accreditation and access to financial aid and the potentially devastating consequences to students that such actions could entail. In the event a governmental authority insists that a spin-off does constitute a "change-of-control," the distribution to stockholders of the stock of the company that operates the post-secondary technical education business will be coordinated so as to provide sufficient time to obtain all approvals needed to avoid an adverse effect on such business and its students. In such a case, the distribution of Destinations might be completed before the distribution of ITT Educational.

     - Communities. The separation of the Company into three independent companies is expected to provide significant benefits to the economies and communities in which the Company operates. In

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       general, maintaining the existing number of independent competitors in the hotels and gaming business should provide more societal benefits than will a reduction in the number of competitors. As opposed to acquisition transactions, which frequently involve the consolidation of functions at a distant headquarters or otherwise result in job loss at the local level, spin-off transactions (by creating independent companies with independent headquarters) can be expected to result in increased opportunities at the local level. In addition, as independent companies, each of the Company's businesses will continue their respective strategies. For the hotels and gaming business, this strategy includes capital expenditures to construct and acquire new properties and to expand and upgrade existing properties and transactions that are intended to enhance profitability, return on assets or cash flows. For the post-secondary technical education business, this strategy involves continuing management's efforts to rationally expand the number of schools in jurisdictions throughout the United States. For the telephone directories publishing business, this strategy focuses on management's efforts to maintain its strong market share and develop new products in the jurisdictions in which it has historically operated as well as to seek acquisitions and develop new businesses in countries in which emerging and mature economies are expected to yield a high demand for printed telephone directories and new related products. Finally, each of the independent companies can be expected to continue the Company's historic commitment to community service and charitable giving.

     Copies of a press release announcing the Comprehensive Plan and a letter to the stockholders of the Company are filed as Exhibits 67 and 68 hereto, respectively, and are incorporated herein by reference.

     (b) Reasons for Recommendation. In reaffirming its recommendation that stockholders of the Company should reject the Hilton Transaction, the Board considered a number of factors, including, without limitation, the following:

          (i) the Board's belief, based on the factors further described in this amendment, that the Hilton Transaction, including the Hilton Tender Offer, does not reflect the inherent value of the Company;

          (ii) the Board's familiarity with, and management's review of, the Company's businesses, financial condition, results of operations, business strategy and future prospects, including the nature of the markets in which the Company operates and the Company's position in such markets;

          (iii) a presentation by Goldman, Sachs & Co. ("Goldman Sachs") and Lazard Freres & Co. LLC ("Lazard Freres"), financial advisors to the Company, concerning the Company, Hilton and the financial aspects of the Hilton Transaction, and the opinions of Goldman Sachs and Lazard Freres to the effect that, as of July 15, 1997, the consideration to be received by stockholders of the Company pursuant to the Hilton Transaction, including the Hilton Tender Offer, is inadequate; such opinions were expressed after review of many of the factors referred to herein and various financial criteria used in assessing an offer, and were based on various assumptions and subject to various limitations, which were reviewed for the Board as part of the presentation of Goldman Sachs and Lazard Freres;

          (iv) the Board's belief that pursuit of the Comprehensive Plan and the successful implementation by the three companies created by the Distributions of their respective long-term strategic plans will produce greater value for the stockholders of the Company and greater benefits for the Company's employees, creditors, customers, and the economies and communities in which the Company operates than the Hilton Transaction, including the Hilton Tender Offer;

          (v) the potential negative impact of the involvement of HFS Incorporated ("HFS") in the Hilton Transaction on the value of the Company's Sheraton and Four Points hotel businesses, the potential disruption of hotel management contracts and franchise arrangements of the Company (as evidenced by communications from existing hotel owners and franchisees opposing any plan for HFS to assume these contracts and insisting upon contractual "change-in-control" provisions that would be triggered by the Hilton Transaction), and the potential for competition, cannibalization and conflicts between Hilton properties, Ladbroke Group plc properties and Sheraton and/or Four Points properties following any combination of Hilton and the Company; in that regard, the Board noted the additional uncertainty as to

     HFS's strategy following its announced merger with CUC International and the continuing absence of information regarding the role of HFS in the Hilton Transaction;

          (vi) the Board's belief that an acquisition of the Company by Hilton could have an adverse effect on the business and prospects of the combined entity as a result of Hilton's management's lack of a proven "track record" in growing a large chain of owned, managed or franchised full service, international hotels;

          (vii) the continuing uncertainty as to the actual value of the Proposed Squeeze Out Merger to the stockholders of the Company, resulting from, among other things, the lack of disclosure in the Hilton Schedule 14D-1 concerning the Proposed Squeeze Out Merger, including the manner in which the number of shares of Hilton Common Stock to be issued in the Proposed Squeeze Out Merger would be determined, the failure of Hilton to give sufficient assurance in the Hilton Schedule 14D-1 that the Proposed Squeeze Out Merger will qualify for tax-free "reorganization" status and the Board's concern about possible adverse effects on the value of an investment in Hilton securities following any combination with the Company;

          (viii) the lack of sufficient disclosure in the Hilton Schedule 14D-1 regarding the proposed financing of the Hilton Tender Offer, and the resulting impossibility of determining if restrictive covenants or other conditions to such financing would have an unduly negative impact on the ability of Hilton to maintain and/or expand the proposed combined business and the effect of the Hilton Transaction on Hilton's capital structure and credit ratings; in that regard, the Board noted that Hilton has consummated two debt offerings since the commencement of the Hilton Tender Offer that expressly require Hilton to pay increased interest rates on such indebtedness in the event that Hilton's credit ratings fall below specified thresholds as a result of significant acquisitions;

          (ix) the fact that, as a result of uncertainties about the actual value of the Proposed Squeeze Out Merger and the merits of a longer-term investment in Hilton, the Hilton Transaction is structured as a two-tiered, front-end loaded transaction that is intended to coerce stockholders to tender their Shares into the Hilton Tender Offer to avoid receiving in the Proposed Squeeze Out Merger shares of Hilton Common Stock that may or may not have a value of $55 per Share;

          (x) the Board's concern that Hilton may have had access to and misused confidential Company information;

          (xi) the Board's concern about press reports of investigations taking place into possible activities of a key Hilton executive and concern about senior gaming executives' possible prior activities in several gaming jurisdictions;

          (xii) the Board's belief that there are undue economic concentration and other gaming law issues relating to a combination of the Company and Hilton, which create uncertainty as to whether the conditions of the Hilton Tender Offer will be met; in that regard, the Board noted that the Hilton Tender Offer is conditioned on the receipt of all material consents, approvals, orders or authorizations of, or registrations, declarations or filings with, casino gaming regulatory authorities with jurisdiction in respect of the Company's active gaming operations required or necessary in connection with the Hilton Tender Offer and the Proposed Squeeze Out Merger;

          (xiii) the disruptive effect the Hilton Tender Offer and the Proposed Squeeze Out Merger are having on the Company and the potential adverse effect on the interests of the Company's employees, creditors and customers; the economies of the state of Nevada and the nation; and the interests of the communities in which the Company operates and of society;

          (xiv) the Board's and management's commitment to protecting the best interests of the stockholders of the Company and enhancing the value of the Company;

          (xv) the Board's belief that consummation of the Hilton Transaction would result in a change in control of ITT Educational, the Company's subsidiary that operates its post-secondary technical education business, under the regulations of the U.S. Department of Education, the state educational authorities that regulate ITT Educational's business and the accrediting commissions that accredit each

     ITT Technical Institute; that an unapproved change of control of ITT Educational could result in the suspension of access to certain Federal financial aid funds for ITT Educational and its students and could result in the loss of accreditation for individual ITT Technical Institutes; and that any of the foregoing could result in a material adverse change in the business, financial condition and results of operations of ITT Educational and thus could materially adversely affect students at ITT Technical Institutes, ITT Educational's public stockholders and the Company; in that regard, the Board noted the absence of an express condition in the Hilton Tender Offer with respect to obtaining required approvals from educational regulatory authorities and the apparent absence of formal efforts on the part of Hilton to apply for and obtain such approvals; and

          (xvi) the trading performance of the Shares following the Hilton Tender Offer.

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in its evaluation, the Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendation. In addition, individual members of the Board may have given different weights to different factors.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) COMPREHENSIVE PLAN.

         General

     At its July 15, 1997 meeting, the Board approved the Comprehensive Plan, which is designed to enhance the value of the ongoing investment of stockholders as well as to further the interests of the Company's employees, creditors, customers and the economies and communities in which the Company operates. The major elements of the Comprehensive Plan are:

          (i) the separation of the Company pursuant to the Distributions into three distinct publicly owned companies focused on (a) hotels and gaming,
     (b) telephone directories publishing and (c) post-secondary technical education;

          (ii) a tender offer by the Company for up to 30 million Shares (approximately 25.7% of the outstanding Shares) at $70.00 per Share (the "Equity Tender Offer"); and

          (iii) the allocation of the Company's indebtedness between the Company's hotels and gaming business and telephone directories publishing business in a manner that is appropriate for the credit capacity and capitalization requirements of each business.

     The Distributions will consist of the pro rata distribution to stockholders of the Company of (i) all the Company's ownership interest (representing approximately 83.3% of the total ownership interest) in ITT Educational (the "ITT Educational Distribution") and (ii) 100% of the common stock of Destinations, a newly formed subsidiary that will hold the Company's hotels and gaming business (the "Destinations Distribution"). Stockholders will not be required to surrender their Shares in connection with the Distributions. Following the Distributions, the Company's only business will be telephone directories publishing (through the ownership of 100% of ITT World Directories) and it is expected that the Company will be renamed "ITT Information Services, Inc.," which, in this document, is referred to as "ITT ISI." The Company will distribute to stockholders an information statement describing the Destinations Distribution and a separate information statement describing the ITT Educational Distribution. The Equity Tender Offer will be consummated prior to the record dates established for the Distributions. Accordingly, a stockholder whose Shares are validly tendered and accepted for payment in the Equity Tender Offer will not participate in the Distributions with respect to such Shares.

     In order to allocate the indebtedness of the Company between Destinations and ITT ISI in a manner that is appropriate for each entity, the Company plans to commence a tender offer for all the publicly held debt securities of ITT Corporation (the "Debt Tender Offer" and, together with the Equity Tender Offer, the "Tender Offers"), and to repay certain other debt, and to replace all this indebtedness with indebtedness issued by Destinations and ITT ISI. The Company expects to arrange credit facilities with a group of lenders to provide borrowings to Destinations and ITT ISI and its subsidiaries in an amount necessary to consummate the Tender Offers and the repayment of certain other indebtedness and to provide working capital to each company following the Distributions (the "Credit Facilities"). The Company has received a letter from The Chase Manhattan Bank and Chase Securities Inc. stating that they are highly confident that they will be able to arrange the Credit Facilities.

     Formal offer documents, which will describe the Tender Offers, will be distributed to the Company's stockholders and holders of debt securities. The Tender Offers will be made only pursuant to the formal offer documents. Each of the Tender Offers and the Distributions is subject to the satisfaction of certain conditions and further action by the Board is required to implement the Comprehensive Plan.

     The Tender Offers will not be conditioned upon any minimum number of Shares or amount of debt securities being tendered, but will be subject to certain other conditions, including receipt of financing on acceptable terms, satisfaction of all preconditions to consummation of the Destinations Distribution (other than in respect of the Tender Offers) and the Company being satisfied, in its reasonable discretion, that there exists no significant impediment, or material likelihood of a significant impediment, to the timely consummation of the Destinations Distribution on substantially the terms described herein. The Company intends to terminate the Tender Offers if Hilton acquires a material number of Shares pursuant to the Hilton Tender Offer or otherwise or if any of Hilton's nominees are elected to the Board of Directors of the Company.

     The Company's plan to consummate the Destinations Distribution is subject to certain conditions, including (a) all necessary approvals of any governmental or regulatory bodies having been obtained, including approval by the gaming authorities of the states of Nevada, New Jersey and Mississippi, and by the Federal Communications Commission (see "-- Regulatory Approvals" below), (b) all necessary consents of third parties having been obtained, (c) final action by the Board of Directors of the Company declaring the Destinations Distribution,
(d) the satisfaction of all conditions to the Tender Offers (other than the conditions to the Distributions set forth herein), including the financing conditions, (e) the shares of Destinations common stock to be distributed in the Destinations Distribution having been approved for listing on the New York Stock Exchange, Inc., subject to official notice of issuance, (f) Destinations' Registration Statement on Form 10 under the Exchange Act relating to Destinations common stock having become effective under the Exchange Act, (g) there not being in effect any statute, rule, regulation or order of any court, governmental or regulatory body which prohibits or makes illegal the transactions contemplated by the Comprehensive Plan and (h) the receipt by the Company of an opinion of counsel that the Destinations Distribution will be tax-free to the Company and its stockholders. The Destinations Distribution is not conditioned upon the completion of the Strategic Investment or the ITT Educational Distribution.

     The Company's plan to consummate the ITT Educational Distribution is subject to certain conditions, including (a) confirmation of the Company's belief that no approvals by any governmental or regulatory bodies are needed, or receipt of all necessary approvals of any governmental or regulatory bodies, including approval by the required state educational authorities, accrediting commissions and the U.S. Department of Education (see "--Regulatory Approvals" below), (b) all necessary consents of third parties having been obtained, (c) final action by the Board of Directors of the Company declaring the ITT Educational Distribution, (d) the satisfaction of all conditions to the Tender Offers (other than the conditions to the Distributions set forth herein), including the financing conditions, (e) there not being in effect any statute, rule, regulation or order of any court, governmental or regulatory body which prohibits or makes illegal the transactions contemplated by the Comprehensive Plan, (f) the consummation of the Destinations Distribution and (g) the receipt by the Company of an opinion of counsel that the ITT Educational Distribution will be tax-free to the Company and its stockholders. The ITT Educational Distribution is not conditioned upon the completion of the Strategic Investment.

     On the date the Comprehensive Plan was announced, the Company filed a complaint in the U.S. District Court for the District of Nevada seeking, among other relief, a declaratory judgment that Hilton cannot show that the Board, in approving the Comprehensive Plan, acted outside its powers or failed to exercise its powers in good faith and with a view to the interests of the Company. The Company also filed a motion with the court seeking a speedy hearing on its claims.

     The Board has retained discretion to abandon, defer or modify the Comprehensive Plan and each element of the Comprehensive Plan in light of changed circumstances. The Board, however, intends to pursue the Comprehensive Plan on the terms described herein if Hilton withdraws its interest in acquiring the Company. The conditions to any element of the Comprehensive Plan may be waived by the Board. However, the Board will not waive the requirement of receipt of an opinion of counsel that the Distributions will be tax-free to the Company and its stockholders.

     As noted above, at the July 15, 1997 meeting, the Board approved a definitive agreement for the Strategic Investment in ITT ISI by an entity affiliated with CD&R. Following the Distributions, a CD&R affiliate will purchase approximately 32.9% of the outstanding common stock of ITT ISI and warrants to purchase shares representing an additional 13.7% of the outstanding common stock of ITT ISI for aggregate consideration of $225 million. Such warrants will have a ten year term and permit CD&R to buy common stock of ITT ISI at a 50% premium to CD&R's initial purchase price. Consummation of the Strategic Investment is subject to certain conditions including, among other things, approval of the stockholders of ITT ISI following the Distributions. Completion of the Strategic Investment (the proceeds from which are expected to be used primarily to reduce indebtedness of ITT ISI) is not a condition to the Distributions and is expected to occur in the fourth quarter of 1997. Following completion of the Strategic Investment, ITT ISI will have approximately $1.05 billion in debt, giving ITT ISI an initial enterprise value, based on the Strategic Investment, of approximately $1.7 billion.

     In addition, at the July 15, 1997 meeting, the Board approved the purchase by the Company for $254 million of BellSouth Corporation's minority interest in ITT World Directories, which will be the only direct subsidiary of ITT ISI after the Distributions. The purchase of this interest, which has been consummated, allows ITT ISI to have 100% of the benefit of the results of operations of ITT World Directories, allows for a better understanding of ITT ISI by the investment community, simplifies the corporate and organizational structure of ITT World Directories and allows for a more effective implementation of the allocation of the Company's indebtedness. In connection with this transaction, BellSouth Corporation received a pro rata portion of a dividend paid by ITT World Directories, resulting in additional proceeds to BellSouth Corporation of $11 million.

         Certain Governance Provisions

     In light of the economic value expected to be created by the Comprehensive Plan, the time necessary for Destinations to refine and implement its strategic plan and reap the benefits of that plan, including the returns on capital expenditures, general concerns regarding potential hostile and/or coercive takeover proposals with respect to Destinations and the Company's experience with the Hilton Transaction, the Board considered appropriate governance mechanisms designed to achieve the objectives of fostering management continuity needed to implement Destinations' strategic plan, deterring abusive takeover tactics and, if necessary, maximizing Destinations' leverage in the face of a hostile offer and thereby protecting the interests of Destinations' stockholders and other constituencies. These mechanisms fall into three categories: (i) provisions of Nevada corporate law, (ii) a stockholders rights plan and (iii) provisions of Destinations' Articles of Incorporation and By-laws. It is believed that such provisions will enable Destinations to develop its hotels and gaming business in a manner that will foster long-term growth. The Board considered the possibility that, after the Comprehensive Plan is implemented, Hilton might wish to pursue a takeover of Destinations (which it will be free to do). The Board believes Hilton's initiation of an inadequate two-tiered bid for the Company suggests that, in the absence of appropriate protections, Hilton may attempt the same tactics for Destinations. However, the Board believes the protections described below are desirable and appropriate for Destinations regardless of whether a Hilton bid may be made. The Board believes that, although these provisions should deter certain abusive takeover tactics and enhance Destinations' negotiating leverage in the face of a hostile acquisition proposal, such provisions will not necessarily discourage takeover offers and ultimately should not prevent a hostile acquisition at a fair price and with appropriate protections for other corporate constituents.

     Destinations, like the Company, will be a Nevada corporation and accordingly also will be subject to the Nevada General Corporation Law, certain provisions of which are designed to mitigate potentially abusive takeover tactics. Stockholders of Destinations will also benefit from a stockholders rights plan. Other than with respect to the economic terms of the rights, the terms of Destinations' rights plan will be substantially identical to the terms of the Company's existing rights plan. Destinations' rights plan will, in the event an "acquiring person" obtains more than 15% of Destinations' common stock without board approval, generally allow Destinations stockholders (other than the acquiring person) to acquire shares of common stock of Destinations (or, in certain circumstances, the acquiring person) for a price equal to approximately half the market price of such common stock, thereby rendering uneconomic additional stock purchases by the acquiring person.

     In addition, certain provisions of Destinations' Articles of Incorporation and By-laws may provide the Destinations board with more negotiating leverage by delaying or making more difficult unsolicited acquisitions or changes of control of Destinations. These provisions include (i) the availability of capital stock for issuance from time to time at the discretion of the Destinations board, (ii) the classification of the Destinations board into three classes, each of which will serve for three years, (iii) prohibitions against stockholders calling a special meeting of stockholders or acting by written consent in lieu of a meeting, (iv) requirements for advance notice for raising business or making nominations at stockholders' meetings and (v) the requirement of a super-majority vote to remove directors with or without cause. Other than as described below, each of the foregoing provisions is substantively identical to existing provisions of the Company's Articles of Incorporation and By-laws.

     Destinations' Articles of Incorporation will provide that the board's membership will be divided into three classes as nearly equal in number as possible, each of which will serve for three years with one class being elected each year. As a result, at least two annual meetings of stockholders may be required for the stockholders to change a majority of the members of the Destinations board. (Destinations' first annual meeting is expected to be held in November 1997.) In addition, directors may be removed with or without cause only by the affirmative vote at a meeting of the holders of at least 80% of the voting power of all shares of voting stock of Destinations, voting together as single class. Destinations' Articles of Incorporation will contain a provision requiring the affirmative vote of the holders of at least 80% of the voting power of all shares of voting stock of Destinations, voting together as a single class, to alter, amend, repeal or adopt provisions inconsistent with the classified board provision of Destinations' Articles of Incorporation and the provision requiring an 80% vote to remove directors.

     The Board believes that a classified board of directors will assure continuity and stability of Destinations' management and policies, without diminishing accountability to stockholders. A classified board will ensure that a majority of directors at any given time will have experience in the business, competitive affairs and regulatory environment of Destinations' hotels and gaming business. The Board believes that an experienced board will be best situated to enhance the value of Destinations' hotels and gaming business. A classified board and the continuity it fosters will be important in developing, refining and executing Destinations' long-term strategic plan for its hotels and gaming business and will be better positioned to make fundamental decisions that are in the best interests of Destinations. A classified board will also prevent an abrupt change in the composition of the board and will therefore eliminate delays inherent in the familiarization by the new board with Destinations' hotels and gaming business and will moderate changes in corporate policies, decisions and strategies that may not be in the best interests of Destinations and its stockholders and other appropriate constituencies. At the same time, stockholders will have the power to propose and elect their own nominees for the class of directors to be elected at each annual meeting, and in that manner change the board's composition. By reducing the threat of an abrupt change in the composition of the entire board, classification of directors would give the board sufficient time to review any takeover proposal, study appropriate alternatives and achieve the best results for all stockholders and other appropriate constituencies. The Board believes a classified board will enhance the ability of Destinations to resist an abusive takeover attempt or to negotiate a fair price and appropriate protections for other constituencies. The Board does not expect a classified board necessarily to discourage takeover offers or ultimately prevent a hostile acquisition at a fair price and with appropriate protections for other corporate constituents. The Board believes that a classified board of directors is fully accountable to stockholders. To ensure this accountability, the By-laws of Destinations will prohibit increases in the size of the Destinations board that have the effect of delaying the ability of stockholders to change a majority of the directors for more than two annual meetings. Moreover, the Board recognizes that directors are bound by fiduciary duty to serve stockholders' interests throughout their term of office.

     Election of directors by classes is a common practice that is expressly permitted by the laws of many states, including the State of Nevada. A classified board of directors has been adopted by many companies and currently exists at approximately 292 of the 500 companies comprising the Standard & Poor's 500 Stock Price Index. In addition, 29 of the top 50 companies on Fortune Magazine's 1997 "America's Most Admired Companies" list and the six largest (by assets) hotels and gaming companies, excluding the Company and Trump Hotel & Casino Resorts, Inc. which has a 41% stockholder, have classified boards (These include Hilton, Marriott International, Inc., Host Marriott Corporation, Circus Circus Enterprises, Inc., Mirage Resorts, Incorporated and Harrah's Entertainment, Inc.) (ITT Educational, 100% of the common stock of which will be publicly held following the Distributions, has had a classified board since its initial public offering in December 1994.)

  Regulatory Approvals

     The Company expects that completion of the Comprehensive Plan will require the approvals of the regulatory bodies described below.

     Nevada Gaming Regulatory Approvals

     General. The ownership and operation of casino gaming facilities in Nevada are subject to extensive state and local regulation; these include (i) the Nevada Gaming Control Act (the "Nevada Act"), (ii) the regulations promulgated under the Nevada Act (the "Nevada Regulations") and (iii) various local ordinances and regulations (such ordinances and regulations, together with the Nevada Act and the Nevada Regulations, the "Nevada Gaming Law"). The Company's Nevada gaming operations are subject to the licensing and regulatory control of the Nevada Gaming Commission (the "Nevada Commission"), the Nevada State Gaming Control Board (the "Nevada Board"), the Clark County Liquor and Gaming Licensing Board (the "CCLGLB"), and the Douglas County Commission (the "DCC" and, together with the Nevada Commission, the Nevada Board and the CCLGLB, the "Nevada Gaming Authorities"). The Company's Nevada gaming operations -- at The Desert Inn Resort & Casino in Las Vegas, Caesars Palace in Las Vegas, and Caesars Tahoe in Stateline (collectively the "Nevada Licensees") -- are subject to Nevada Gaming Law and to the jurisdiction of the Nevada Gaming Authorities.

     The Company is registered with the Nevada Commission as a publicly traded corporation (a "Registered Corporation") and has been found suitable to own, through intermediate subsidiaries, the stock of subsidiaries that are licensed to conduct gaming operations in the State of Nevada. The Nevada Regulations provide that control of a Registered Corporation cannot be changed through statutory merger, consolidation, acquisition of assets, management or consulting agreements, or any form of takeover without the prior approval of the Nevada Commission. A person seeking the approval of the Nevada Commission to acquire control of a Registered Corporation must satisfy a variety of stringent standards prior to assuming control of such Registered Corporation and the failure of a person to obtain such approval prior to assuming control over a Registered Corporation may constitute grounds for finding such person unsuitable. The Nevada Regulations also prohibit certain repurchases of securities by a Registered Corporation without the prior approval of the Nevada Commission. Transactions covered by the Nevada Regulations are generally aimed at discouraging repurchases of securities at a premium over market price from certain holders of more than 3% of the outstanding securities of such Registered Corporation. The Nevada Regulations also require prior approval for a "plan of recapitalization;" generally, a plan of recapitalization is a plan that (i) is proposed by the management of a Registered Corporation to its security holders that contains recommended action in response to a proposed corporate acquisition opposed by management of the corporation, (ii) involves a cash dividend to voting security holders or a cash payment in exchange for voting securities in excess of 50% of the then-current market value of the voting securities and
(iii) is financed in substantial part by borrowings from financial institutions or the issuance of debt securities. In addition, under the Nevada Regulations a Registered Corporation is required to seek prior approval for any public offering of its securities.

     Equity Tender Offer. The Company believes that the Equity Tender Offer, in and of itself, does not require the prior approval of the Nevada Gaming Authorities. However, if the Equity Tender Offer involved the aggregate payment of cash to voting security holders in excess of 50% of the aggregate current market value of the Shares, the Nevada Gaming Authorities may determine that the Comprehensive Plan, of which the Equity Tender Offer is a part, constitutes a "plan of recapitalization" under the Nevada Regulations, in which case the Company and Destinations would be required to obtain the prior approval of the Nevada Commission prior to consummating the Equity Tender Offer and the Destinations Distribution.

     With respect to the applicable criteria for such approval, the Nevada Board and Nevada Commission will consider all relevant material facts in determining whether to grant such approval, and may consider not only the effects of the Comprehensive Plan but also any other facts deemed relevant. Such facts may include, among other things, (i) the business history of the applicant, including its record of financial credibility, integrity, and success of its operations, (ii) the current business activities and interest of the applicant, as well as those of its executive officers, promoters, lenders, and other sources of financing, or any other individuals associated therewith, (iii) the current financial structure of the applicant, as well as changes which could reasonably be anticipated to occur to such financial structure as a consequence of the proposed action of the applicant, (iv) the gaming-related goals and objectives of the applicant, including a description of the plans and strategy for achieving such goals and objectives, (v) the relationship between such goals and objectives and the requested approval, (vi) the adequacy of the proposed financing or other action to achieve the announced goals and objectives, (vii) the present and proposed compensation arrangements between the applicant and its directors, executive officers, principal employees, security holders, lenders, or other sources of financing, (viii) the equity investment, commitment or contribution of present or prospective directors, officers, principal employees, investors, lenders, or other sources of financing, (ix) the dealings and arrangements, prospective or otherwise, between the applicant and any investment bankers, promoters, finders or lenders, and other sources of financing, (x) the effect of the proposed action on existing and prospective security holders of the applicant, both before and after the intended action, (xi) whether the applicant has made full and complete disclosure of all material facts relative to the proposed action to the Nevada Board and the Nevada Commission and made provision for such disclosure to all prospective security holders, (xii) whether the proposed action tends not to work a fraud upon the public, (xiii) whether a proposed public offering contains speculative securities and (xiv) whether a proposed transaction will create a significant risk that the publicly traded corporation and its affiliated companies will not either satisfy their financial obligations as they become due or satisfy all financial and regulatory requirements imposed by the Nevada Act.

     Debt Tender Offer. The Company believes that the Debt Tender Offer, in and of itself, does not require the prior approval of the Nevada Gaming Authorities. However, since it is contemplated that the Debt Tender Offer will be financed in whole or in part by the Credit Facilities, the interaction of the Debt Tender Offer and the Credit Facilities may require the prior approval of the Nevada Gaming Authorities.

     Destinations Distribution. Because the Destinations Distribution involves the pro rata distribution of all the shares of Destinations to stockholders of the Company, Destinations will seek the following approvals from the Nevada
Commission: (i) registration of Destinations, on an interim basis, as an intermediary/holding company for the Nevada Licensees; (ii) registration of Destinations as a publicly traded corporation; (iii) approval of the listing of Destinations common stock on the NYSE; (iv) approval for continuous or delayed public offering by Destinations or any affiliated company wholly owned by it which is or would thereby become a publicly traded corporation; and (v) such other approvals as may become necessary or desirable in connection with the Destinations Distribution and the other components of the Comprehensive Plan.

     In addition, the Nevada Gaming Authorities may require controlling stockholders, officers, directors and other persons associated with Destinations having a material relationship or material involvement with the Nevada Licensees to be investigated and licensed as part of the approval process for the Destinations Distribution. The Nevada Gaming Authorities may deny an application for licensing or a finding of suitability for any cause that they deem reasonable. A finding of suitability is comparable to licensing and both require the submission of detailed personal and financial information followed by a thorough investigation. If the Nevada Gaming Authorities find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with Destinations and the Nevada Licensees, the companies involved would be required to sever all relationships with such person. Inasmuch as all the relevant officers, directors and other persons associated with Destinations have already been subject to review by the Nevada Gaming Authorities, the Company believes that the investigation and licensing of such individuals will not present a substantial regulatory obstacle.

     Once the necessary approvals for the Destinations Distribution are obtained from the Nevada Gaming Authorities, the Company will seek approval from the Nevada Commission for its de-registration.

     As noted above under "-- the Equity Tender Offer," the interaction of the various transactions contemplated by the Comprehensive Plan may be sufficient to characterize the Comprehensive Plan as a plan of recapitalization under the Nevada Gaming Law, and, in turn, require the Company to seek additional approvals from the Nevada Gaming Authorities. In addition, to the extent that the financing utilized in the Comprehensive Plan, such as the Credit Facilities, involves agreements to (i) grant possessory security interests in the equity securities issued by the Nevada Licensees or any affiliated holding company,
(ii) restrict the transfer of equity securities issued by any Nevada Licensee or any affiliated holding company or (iii) not encumber equity securities issued by any Nevada Licensee or any affiliated holding company, the Company and Destinations will be required to obtain the prior approval of the Nevada Gaming Authorities.

     On July 16, 1997, the Company and Destinations filed the relevant applications for approval with the Nevada Gaming Authorities in conjunction with the Comprehensive Plan. The Company and Destinations will promptly file any additional applications or notices, if necessary, with the Nevada Gaming Authorities. Due to the various approvals requested by Destinations with respect to the Destinations Distribution, there can be no assurances as to when the Nevada Board and the Nevada Commission will take final action. Further, any such approvals, if granted, do not constitute a finding, recommendation or approval by the Nevada Board or Nevada Commission as to the accuracy or adequacy of the Destinations Distribution or the merits of the Comprehensive Plan.

     New Jersey Gaming Regulatory Approvals

     In General. Casino gaming in New Jersey is subject to compliance with the New Jersey Casino Control Act (the "New Jersey Act") and the regulations promulgated under the New Jersey Act (the "New Jersey Regulations" and, together with the New Jersey Act, the "New Jersey Gaming Law"). The Company's New Jersey operations are subject to compliance investigations by the Division of Gaming Enforcement of the New Jersey Department of Law and Public Safety (the "New Jersey DGE") and the supervision, licensing and regulatory control of the New Jersey Casino Control Commission (the "New Jersey Commission" and, together with the New Jersey DGE, the "New Jersey Gaming Authorities"). The Company's New Jersey operations -- at Caesars Atlantic City -- are subject to New Jersey Gaming Law and to the jurisdiction of the New Jersey Gaming Authorities.

     New Jersey Gaming Law primarily concerns (i) the financial stability and character of casino operators, their employees, their security holders and others financially interested in casino operations and (ii) the operating methods and financial and accounting procedures used in connection with casino operations. The New Jersey Gaming Law includes detailed provisions concerning, among other things, (a) the type, manner and number of applications and licenses required to conduct casino gaming and ancillary activities, (b) the licensing, regulation and curricula of gaming schools, (c) the establishment of minimum standards of accounting and internal control, including the issuance and enforceability of casino credit, (d) the manufacture, sale, distribution and possession of gaming equipment, (e) the rules of the games, (f) the exclusion of undesirable persons, (g) the use, regulation and reporting of junket activities,
(h) the possession, sale and distribution of alcoholic beverages, (i) the regulation and licensing of suppliers to licensed casino operators, (j) the conduct of entertainment within licensed casino facilities, (k) equal opportunity employment for employees of licensed casino operators, contractors for casino facilities and the like, (l) the payment of gross revenue taxes and similar fees and expenses, (m) the conduct of casino simulcasting and (n) the imposition and discharge of casino reinvestment development obligations.

     Equity Tender Offer. The Company believes that the Equity Tender Offer, in and of itself, does not require the prior approval of the New Jersey Gaming Authorities.

     Debt Tender Offer. The Company believes that the Debt Tender Offer, in and of itself, does not require the prior approval of the New Jersey Gaming Authorities. However, it is contemplated that the Debt Tender Offer will be financed in whole or in part by the Credit Facilities, which will require the prior approval of the New Jersey Gaming Authorities.

     Destinations Distribution. New Jersey Gaming Law requires prior approval from the New Jersey Commission before securities of a casino licensee or one of its holding companies that is not publicly traded can be transferred. In addition, any person acquiring the securities of a casino licensee or privately held holding company must become qualified by the New Jersey Commission or dispose of such securities. However, the New Jersey Act provides that the New Jersey Commission has the discretion to permit an entity to acquire and own securities of such licensee on an interim basis ("interim authorization") until that entity is plenarily qualified by the New Jersey Commission; during the period of interim authorization, the securities of such licensee must be held in a trust pursuant to the provisions of the New Jersey Act.

     Because the Destinations Distribution involves the pro rata distribution of all the shares of Destinations to stockholders of the Company, Destinations will seek the following approvals, determinations and/or waivers from the New Jersey
Commission: (i) approval of the transfer of the common stock of Caesars, including Caesars' interest in Caesars New Jersey, Inc. and Boardwalk Regency Corporation ("BRC"), to Destinations as part of a corporate restructuring of the Company's gaming business, (ii) the determination that the interim authorization requirements -- including the establishment of a trust -- are inapplicable to such transfers, (iii) the determination that, after the Destinations Distribution, BRC and its holding and intermediary companies will possess the financial stability, integrity and responsibility required by the New Jersey Act, (iv) the determination that the Articles of Incorporation of Destinations satisfy the requirements of the New Jersey Act, (v) the waiver of qualification of shareholders of Destinations, (vi) the determination that the relevant officers and directors of Destinations and the Company's New Jersey operations are qualified under the New Jersey Act, (vii) the qualification of Destinations as a holding and intermediary company of the Company's New Jersey operations and
(viii) the waiver of qualification of officers of Destinations and the Company's New Jersey operations who are not significantly involved in the affairs of BRC.

     In addition, the New Jersey Gaming Authorities will require that the Credit Facilities -- which will be used to finance in whole or in part the Equity Tender Offer and the Debt Tender Offer -- be approved and that each financial source of the Company's New Jersey operations or holding companies and each holder of debt securities of the Company's New Jersey operations or holding companies be qualified. Banking and other licensed lending institutions are exempt from the qualification requirements of the New Jersey Act. Because the Credit Facilities will be used to finance in whole or in part the Equity Tender Offer and the Debt Tender Offer, Destinations will seek the following approvals from the New Jersey Commission: (i) a determination that the lenders under the Credit Facilities are exempt from the qualification requirements because all such lenders are banking or other licensed lending institutions; (ii) approval of the material debt transaction if it involves the pledge of the assets of the Company's New Jersey operations; and (iii) a waiver of the qualification of the holders of any debt securities of Destinations or its subsidiaries.

     The qualification requirements of any debt or equity security holder of Destinations may be waived based on an express finding by the New Jersey Commission, with the consent of the Director of the New Jersey DGE, that the security holder either (a)(i) is not significantly involved in the activities of BRC, (ii) does not have the ability to control BRC or any of its holding or intermediary companies and (iii) does not have the ability to elect one or more members of the respective boards of directors of Destinations, BRC or its holding or intermediary companies or (b) is an "institutional investor," as such term is defined in New Jersey Gaming Law. For purposes of clause (a), the New Jersey Act presumes that any non-"institutional investor" security holder who owns or beneficially holds 5% or more of the equity securities of Destinations has the ability to control Destinations, BRC and its holding or intermediary companies, unless such presumption is rebutted by clear and convincing evidence.

     The New Jersey Gaming Law defines an "institutional investor" as (i) any retirement fund administered by a public agency for the exclusive benefit of Federal, state or local public employees, (ii) an investment company registered under the Investment Company Act of 1940, (iii) a collective investment trust organized by banks under Part Nine of the Rules of the Comptroller of the Currency, (iv) a closed end investment trust, (v) a chartered or licensed life insurance company or property and casualty insurance company, (vi) banking or other licensed or chartered lending institutions, (vii) an investment advisor registered under the Investment Advisors Act of 1940 or (viii) such other persons as the New Jersey Commission may determine for reasons consistent with the policies of the New Jersey Act. In the absence of a prima facie showing by the Director of the New Jersey DGE that there is any cause to believe that such institutional investor may be found unqualified, upon application and for good cause shown, an institutional investor holding either (a) less than 10% of the equity securities of Destinations or (b) Destinations debt securities constituting less than 20% of the outstanding debt of Destinations and less than 50% of the issue involved shall be granted a waiver of qualification of such holdings if (x) such securities are those of a publicly-traded corporation, (y) the institutional investor's holdings of such securities were purchased for investment purposes only and (z) upon request by the New Jersey Commission, the institutional investor files with the New Jersey Commission a certified statement to the effect that the institutional investor has no intention of influencing or affecting the affairs of Destinations, BRC or its holding or intermediary companies; notwithstanding the foregoing, the institutional investor is permitted to vote on matters put to the vote of the outstanding security holders of Destinations.

     If an institutional investor who has been granted a waiver subsequently determines to influence or affect the affairs of Destinations, the institutional investor must provide to the New Jersey Commission not less than 30 days' prior notice of such intent and the institutional investor must file with the New Jersey Commission an application for qualification before taking any action that may influence or affect the affairs of Destinations. Notwithstanding the foregoing, the institutional investor is permitted to vote on matters put to the vote of the outstanding security holders of Destinations. If an institutional investor changes its investment intent, or if the New Jersey Commission finds reasonable cause to believe that an institutional investor may be found unqualified, no action other than divestiture shall be taken by such institutional investor with respect to its security holdings until there has been compliance with the interim casino authorization provisions of the New Jersey Act, including the execution of a trust agreement. Destinations, BRC and its holding and intermediary companies are required to notify the New Jersey Commission and the New Jersey DGE of any information about, or action of, an institutional investor holding its equity or debt securities where such information or action may impact on the eligibility of such institutional investor for a waiver. If the New Jersey Commission finds an institutional investor unqualified or if the New Jersey Commission finds that, by reason of the extent or nature of its holdings, an institutional investor is in the position to exercise a substantial impact on the controlling interests of BRC so that qualification of the institutional investor is necessary to protect the public interest, the New Jersey Act vests in the New Jersey Commission the power to take all necessary action to protect the public interest, including the power to require that the institutional investor submit to qualification and become qualified under the New Jersey Act.

     An equity or debt security holder -- including institutional investors -- of Destinations, BRC or its holding or intermediary companies who is required to be found qualified by the New Jersey Commission must submit an application for qualification within 30 days after being ordered to do so or divest all security holdings within 120 days after the New Jersey Commission determines such qualification is required. The application for qualification must include a trust agreement by which the security holder places its interest in Destinations in a trust with a trustee qualified by the New Jersey Commission. If the security holder is ultimately found qualified, the trust agreement is terminated. If the security holder is not found qualified or withdraws its application for qualification prior to a determination or qualification being made, the trustee will be empowered with all rights of ownership pertaining to such security holder's Destinations securities, including all voting rights and the power to sell the securities. In any event, the unqualified security holder will not be entitled to receive in exchange for its Destinations securities an amount in excess of the lower of (i) the actual cost the security holder incurred in acquiring the securities or (ii) the value of such securities calculated as if the investment had been made on the date the trust became operative. By the same token, if the security holder is not found qualified, it is unlawful for the security holder to (x) receive any dividends or interest on such securities, (y) exercise, directly or through any trustee or nominee, any right conferred by such securities or (z) receive any remuneration in any form from Destinations, BRC or its holding or intermediary companies for services rendered or otherwise.

     The New Jersey Act requires that each of Destinations, BRC and its holding and intermediary companies maintain financial stability and capability. For purposes of these requirements, the New Jersey Commission has adopted regulations defining "financial stability" as the same applies to licensed casino operations and has set forth certain standards for determining compliance with the financial stability regulations. Under the New Jersey Regulations, "financial stability" has been defined as (i) the ability to assure the financial integrity of casino operations by the maintenance of a casino bankroll or equivalent provisions adequate to pay winning wagers to casino patrons when due, (ii) the ability to meet ongoing operating expenses which are essential to the maintenance of continuous and stable casino operations, (iii) the ability to pay, as and when due, all local, state and Federal taxes and any and all fees imposed by the New Jersey Act, (iv) the ability to make necessary capital and maintenance expenditures in a timely manner which are adequate to insure maintenance of a superior first-class facility of exceptional quality as required by the New Jersey Act and (v) the ability to pay, exchange, refinance or extend debts, including long-term and short-term principal and interest and capital lease obligations, which will mature or otherwise come due and payable during either the license term or within 12 months after the end of the license term or to otherwise manage such debts and any default with respect to the debts. The New Jersey Regulations provide that the financial stability standards concerning casino bankroll, operating expenses and capital and maintenance expenditures are met if the following is shown by clear and convincing evidence:
(i) casino bankroll -- the maintenance, on a daily basis, of a casino bankroll at least equal to the average daily casino bankroll, calculated on a monthly basis, for the corresponding month of the previous year; (ii) operating expenses -- the demonstration of the ability to achieve positive gross operating profit measured on an annual basis; and (iii) capital and maintenance expenditures -- the demonstration that its capital and maintenance expenditures for the five year period, which includes the previous 36 calendar months and the upcoming license period, average at least five percent of net revenue per annum. Destinations believes that, at current operating levels, BRC will be in compliance with these requirements.

     The New Jersey Commission has the authority to restrict or prohibit the transfer of cash or the assumption of liabilities by BRC if such action will adversely impact the financial stability of BRC and the prior approval of the New Jersey Commission is required to incur indebtedness and guarantees of affiliated indebtedness by BRC involving amounts greater than $25 million.

     The interaction of the various transactions contemplated by the Comprehensive Plan may trigger the need to seek additional approvals from the New Jersey Gaming Authorities. In addition, to the extent that the financing proposed by the Comprehensive Plan, such as the Credit Facilities, involves agreements to (i) restrict the transfer of equity securities issued by BRC or its holding or intermediary companies or (ii) not encumber equity securities issued by BRC or its holding or intermediary companies, the Company and Destinations will be required to obtain the prior approval of the New Jersey Gaming Authorities.

     On July 16, 1997, the Company and Destinations filed the relevant applications for approval with the New Jersey Gaming Authorities in conjunction with the Comprehensive Plan. The Company and Destinations will promptly file any additional applications or notices, if necessary, with the New Jersey Gaming Authorities. Due to the various approvals requested by Destinations with respect to the Destinations Distribution, there are no assurances as to when the New Jersey Commission will take final action. Further, any such approvals, if granted, do not constitute a finding, recommendation or approval by the New Jersey Commission as to the accuracy or adequacy of the Destinations Distribution or the merits of the Comprehensive Plan.

  Mississippi Gaming Regulatory Approvals

     In General. The ownership and/or operation of casino gaming facilities in Mississippi are similarly subject to extensive state and local regulation; these include (i) the Mississippi Gaming Control Act (the "Mississippi Act"), (ii) the regulations promulgated under the Mississippi Act (the "Mississippi Regulations"), and (iii) various local ordinances and regulations (such ordinances and regulations, together with the Mississippi Act and the Mississippi Regulations, the "Mississippi Gaming Law"). The Company's Mississippi gaming operations are subject to the licensing and regulatory control of the Mississippi Gaming Commission (the "Mississippi Commission"). The Company's Mississippi gaming operations -- at The Sheraton Casino in Tunica, Mississippi ("Sheraton Tunica") -- are subject to Mississippi Gaming Law and the jurisdiction of the Mississippi Commission.

     In all material respects, casino gaming regulation in Mississippi is similar to the regulation of casino gaming in Nevada.

     Equity Tender Offer. The Company believes that the Equity Tender Offer, in and of itself, does not require the prior approval of the Mississippi Commission. However, if the Equity Tender Offer involves the aggregate payment of cash to voting security holders in excess of 50% of the aggregate current market value of the Shares, the Mississippi Commission may determine that the Comprehensive Plan, of which the Equity Tender Offer is a part, constitutes a "plan of recapitalization" under the Mississippi Regulations, in which case the Company and Destinations would be required to obtain the prior approval of the Mississippi Commission prior to consummating the Equity Tender Offer and the Destinations Distribution.

     With respect to the applicable criteria for such approval, the Mississippi Commission will consider all relevant material facts in determining whether to grant such approval, and may consider not only the effects of the Comprehensive Plan but also any other facts deemed relevant, including all the facts that the Nevada Board and Nevada Commission would consider set forth above under "-- Nevada Gaming Regulatory Approvals -- Equity Tender Offer."

     Debt Tender Offer. The Company believes that the Debt Tender Offer, in and of itself, does not require the prior approval of the Mississippi Commission. However, since the Debt Tender Offer will be financed in whole or in part by the Credit Facilities, the interaction of the Debt Tender Offer and the Credit Facilities may require the prior approval of the Mississippi Commission.

     Destinations Distribution. Because the Destinations Distribution involves the pro rata distribution of all the shares of Destinations to stockholders of the Company, Destinations will seek the following approvals from the Mississippi
Commission: (i) registration of Destinations, on an interim basis, as an intermediary/holding company for Sheraton Tunica; (ii) registration of Destinations as a publicly traded corporation; (iii) approval of the listing of Destinations common stock on the NYSE; and (iv) approval for continuous or delayed public offering by Destinations or any affiliated company wholly owned by it which is or would thereby become a publicly traded corporation.

     In addition, the Mississippi Commission may require controlling stockholders, officers, directors and other persons associated with Destinations having a material relationship or material involvement with Sheraton Tunica to be investigated and licensed as part of the approval process for the Destinations Distribution. The Mississippi Commission may deny an application for licensing or a finding of suitability for any cause that it deems reasonable. A finding of suitability is comparable to licensing and both require the submission of detailed personal and financial information followed by a thorough investigation. If the Mississippi Commission finds an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with Destinations and Sheraton Tunica, the companies involved would be required to sever all relationships with such person. Inasmuch as all the relevant officers, directors and other persons associated with Destinations have already been subject to review by the Mississippi Commission, the Company believes that the investigation and licensing of such individuals will not present a substantial regulatory obstacle.

     The interaction of the various transactions contemplated by the Comprehensive Plan may be sufficient to characterize the Comprehensive Plan as a plan of recapitalization, and, in turn, require the Company to seek additional approvals from the Mississippi Commission. In addition, to the extent that the financing proposed by the Comprehensive Plan, such as the Credit Facilities, involves agreements to (i) restrict the transfer of equity securities issued by Sheraton Tunica or any affiliated holding company or (ii) not encumber equity securities issued by Sheraton Tunica or any affiliated holding company, the Company and Destinations will be required to obtain the prior approval of the Mississippi Commission.

     The Company and Destinations plan to file shortly the relevant applications for approval with the Mississippi Commission in conjunction with the Comprehensive Plan. The Company and Destinations will promptly file any additional applications or notices, if necessary, with the Mississippi Commission. Due to the various approvals requested by Destinations with respect to the Destinations Distribution, there are no assurances as to when the Mississippi Commission will take final action. Further, any such approvals, if granted, do not constitute a finding, recommendation or approval by the Mississippi Commission as to the accuracy or adequacy of the Destinations Distribution or the merits of the Comprehensive Plan.

  Ontario, Canada Gaming Regulatory Approvals

     The Company's operations in Windsor, Ontario -- through its half-interest in Casino Windsor -- are subject to the Ontario Gaming Control Act (the "Ontario Act") and the registration and regulatory control of the Ontario Gaming Control Commission (the "Ontario Commission"), the Ontario Casino Corporation (the "Ontario Corporation"), the Registrar of Gaming Control (the "Ontario Registrar") and the Director of Gaming Control (the "Ontario Director"), as well as various local, county and provincial regulatory agencies (such regulatory agencies, together with the Ontario Commission, the Ontario Corporation, the Ontario Registrar and the Ontario Director, the "Ontario Gaming Authorities").

     None of the Equity Tender Offer, the Debt Tender Offer or the Destinations Distribution requires the approval of the Ontario Gaming Authorities. However, in keeping with the Company's policy of disclosure with its gaming regulatory agencies, appropriate disclosures concerning the Equity Tender Offer, the Debt Tender Offer and the Destinations Distribution will be made to the Ontario Gaming Authorities and full, complete and accurate responses will be provided to the Ontario Gaming Authorities to all inquiries concerning the Comprehensive Plan.

  Nova Scotia, Canada Gaming Regulatory Approvals

     The Company's operations in Nova Scotia -- at Sheraton Halifax Hotel & Casino and Sheraton Casino/Sydney -- are subject to the Nova Scotia Gaming Control Act (the "Nova Scotia Act") and the registration and regulatory control of the Nova Scotia Gaming Commission (the "Nova Scotia Commission"), and the Nova Scotia Gaming Corporation (the "Nova Scotia Corporation" and, together with the Nova Scotia Commission, the "Nova Scotia Gaming Authorities").

     None of the Equity Tender Offer, the Debt Tender Offer or the Destinations Distribution requires the approval of the Nova Scotia Gaming Authorities. However, in keeping with the Company's policy of disclosure with its gaming regulatory agencies, appropriate disclosures concerning the Equity Tender Offer, the Debt Tender Offer and the Destinations Distribution will be made to the Nova Scotia Gaming Authorities and full, complete and accurate responses will be provided to the Nova Scotia Gaming Authorities to all inquiries concerning the Comprehensive Plan.

  Indiana Gaming Regulatory Approvals

     The Company's proposed operations in Indiana -- at Caesars Indiana in Bridgeport, Harrison County, Indiana -- are subject to the Indiana Riverboat Gambling Act (the "Indiana Act") and the registration and regulatory control of the Indiana Gaming Commission (the "Indiana Commission"), the United States Army Corps of Engineers (the "ACOE"), the United States Coast Guard (the "USCG"), as well as various local, county, state and Federal regulatory agencies (such regulatory agencies, together with the Indiana Commission, the ACOE and the USCG, the "Indiana Gaming Authorities").

     None of the Equity Tender Offer, the Debt Tender Offer or the Destinations Distribution requires the approval of the Indiana Gaming Authorities. However, in keeping with the Company's policy of disclosure with its gaming regulatory agencies, appropriate disclosures concerning the Equity Tender Offer, the Debt Tender Offer and the Destinations Distribution will be made to the Indiana Gaming Authorities and full, complete and accurate responses will be provided to the Indiana Gaming Authorities to all inquiries concerning the Comprehensive Plan.

  Communications Act of 1934

     The Company holds a fifty percent interest in ITT-Dow Jones Television, the general partnership that is the licensee of WBIS+(TV), New York, New York, through the Company's wholly owned subsidiary ITT Broadcasting Corp. The transfer of the stock of ITT Broadcasting Corp. to Destinations in preparation for the Destinations Distribution and the distribution of the shares of Destinations to the Company's stockholders in the Destinations Distribution will require the prior approval of the Federal Communications Commission (the "FCC") for a pro forma change in control of ITT Broadcasting Corp. The FCC is not required to provide 30 day prior public notice and the opportunity for filing petitions to deny for such an application, as it would be in the case of an application requesting consent for a change in ultimate control. The FCC will consider informal objections filed against such an application. The FCC typically grants applications for consent to pro forma transfers of control within a few weeks after filing, although the filing of informal objections may delay the FCC's action on an application until the FCC considers the objections. The Company plans to file shortly an application for the FCC's consent to the pro forma change in control of ITT Broadcasting Corp.

  Educational Regulatory Approvals

     The ownership and operation of educational institutions in the United States are subject to extensive federal and state laws and regulations. In this regard, ITT Educational must maintain certain authorizations under the applicable laws, regulations and standards of (a) the U.S. Department of Education for each of ITT Educational's ITT Technical Institutes to be able to participate in Federal student financial aid programs (the "DOE"), (b) non-governmental accrediting commissions for each of ITT Educational's ITT Technical Institutes to be accredited (the "Accrediting Commission") and (c) state education authorities for each of ITT Educational's ITT Technical Institutes to operate within the states' borders (the "States").

     The DOE, the Accrediting Commissions and most of the States have laws, regulations and/or standards (collectively, "Regulations") pertaining to changes in ownership and/or control (collectively, "change in control") of the educational institutions they regulate. The change in control Regulations do not, however, uniformly define what constitutes a change in control. The DOE's change in control Regulations generally subject ITT Educational to the change in control standards of the Federal securities laws. Most States and the Accrediting Commissions include the sale of a controlling interest of common stock in the definition of a change in control. Practically all change in control Regulations of the DOE, the Accrediting Commissions and the States are subject to varying interpretations as to whether a particular transaction constitutes a change in control. Based on ITT Educational's interpretation of the language of the change in control Regulations and ITT Educational's discussions with the DOE, the Accrediting Commissions and the States, the Company does not believe that the ITT Educational Distribution will constitute a change in control of ITT Educational under the DOE's, the Accrediting Commissions' or many of the States' change in control Regulations. There can be no assurance, however, that the DOE, the Accrediting Commissions and one or more of the States will not determine that the ITT Educational Distribution constitutes a change in control of ITT Educational or some individual ITT Technical Institutes under their respective change in control Regulations.

     The DOE will not preapprove a change in control and will only reinstate an institution's eligibility to participate in Federal student financial aid programs upon review and approval of a complete application following the institution's change in control. To be complete, among other things, such application must demonstrate that the relevant ITT Technical Institute is authorized by the appropriate States and accredited by the appropriate Accrediting Commission. Therefore, before any ITT Technical Institute may regain access to Federal student financial aid funds following a change in control under DOE Regulations (i) it must be reaccredited (or continue to be accredited) by the appropriate Accrediting Commission and be reauthorized (or continue to be authorized) by the appropriate States and (ii) the change of control must otherwise be approved by the DOE.

     The Accrediting Commissions will not reaccredit an ITT Technical Institute unless that institute is authorized by the appropriate States. The standards of the Accrediting Commission which accredits 56 ITT Technical Institutes provide that, during the 30 days immediately preceding the change in control, the Accrediting Commission will determine whether to continue the institution's accreditation for a period of six months after the change in control to allow the institution to obtain reauthorization (or confirmation of continued authorization) by the appropriate State and apply for reaccreditation. The standards of the Accrediting Commission which accredits three ITT Technical Institutes provide that, within five business days after an institution obtains reauthorization (or confirmation of continued authorization) by the appropriate States following a change in control, the Accrediting Commission will determine whether to temporarily reinstate the institution's accreditation during the period in which the institution must apply for permanent reinstatement of its accreditation.

     Most States in which ITT Technical Institutes operate, including California, require that a change in control of an institution be approved before it occurs in order for the institution to maintain its authorization (the "Prior Approval States"). Some States will only review a change in control of an institution after it occurs (the "Post Approval States").

     A California statute prohibits the approval of a change in control of any institution that has been found to have violated Chapter 7 (formerly Chapter 3) of the California Education Code ("Chapter 7") in any judicial or administrative proceeding. In October 1996, the jury in Eldredge, et al. v. ITT Educational Services, Inc., et al. (the "Eldredge Case") determined that ITT Educational, through its Technical Institute in San Diego, California, violated Chapter 7. ITT Educational has appealed the jury's verdict in the Eldredge Case, but it is unlikely that California would approve a change in control of the San Diego ITT Technical Institute unless and until (i) ITT Educational's appeal is successful,
(ii) it is determined that the jury's verdict does not constitute a finding in a judicial proceeding until all of ITT Educational's appeals are exhausted or waived or (iii) the California statute imposing the restriction is changed or determined to be unenforceable. In addition to the Eldredge Case, five legal actions are pending against ITT Educational alleging violations of Chapter 7 by the San Diego ITT Technical Institute and one legal action is pending against ITT Educational alleging violations of Chapter 7 by all ten of the ITT Technical Institutes in California.

     The Company and ITT Educational have made initial contacts with the DOE, the Accrediting Commissions and many of the States to confirm their belief that the ITT Educational Distribution will not constitute a change of control requiring approval. In the event any educational regulatory authority insists that ITT Educational Distribution requires its prior approval, the Company and ITT Educational will seek to obtain any such approval.

     Neither the Equity Tender Offer nor the Debt Tender Offer requires approval of the DOE, the Accrediting Commissions or any of the States.

                    *                   *                   *

     As stated in Item 4 above, in addition to the Comprehensive Plan, the Company is taking steps to monetize or otherwise realize the value of certain assets, grow its hotels and gaming business and enhance the profitability, return on assets or cash flows of its core business. These alternatives could lead to and involve undertaking negotiations which may result in (i) a purchase, sale or transfer of a material amount of assets by the Company or one or more subsidiaries of the Company, (ii) a tender offer for or other acquisition of securities by or of the Company, (iii) a material change in the present capitalization or dividend policy of the Company or (iv) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, but, in each case, not constituting a sale of the Company's hotels and gaming business as a whole. At the date hereof, there have been contacts with parties who have expressed interest in the possibility of pursuing various types of transactions with the Company and, in some cases, negotiations regarding potential transactions have commenced.

     The Board has determined that disclosure of the substance of negotiations concerning, or the possible terms of, or potential parties to, any transactions or proposals of the type referred to above prior to an agreement in principle with respect thereto would jeopardize the initiation or continuation of negotiations with respect to such transactions and, as previously disclosed, has adopted a resolution directing that no such disclosure with respect to any such transaction be made until such agreement in principle has been reached.

     There can be no assurance that any of the foregoing actually will result in any additional transactions. The proposal, authorization, announcement or consummation of any additional transaction of the type referred to above could adversely affect or result in the withdrawal of the Hilton Tender Offer.

     (b) Other than as set forth in this Item 7, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Hilton Tender Offer that relate to or would result in one or more of the events referred to above in Item 7(a).

ITEM 9.  EXHIBITS.

     The response to Item 9 is hereby amended by adding the following new exhibits:

     67.  Text of Press Release issued by the Company dated July 16, 1997.

     68.  Letter to stockholders of the Company dated July 16, 1997.

     69. Letter from The Chase Manhattan Bank and Chase Securities Inc. dated July 15, 1997.

     70. Stock Purchase Agreement dated as of July 15, 1997, between BellSouth Corporation and ITT Corporation.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          ITT CORPORATION

                                          By    /s/ PATRICK L. DONNELLY
                                          --------------------------------------
                                          Name: Patrick L. Donnelly
                                          Title:  Vice President and
                                              Assistant General Counsel

Dated as of July 16, 1997

                                 EXHIBIT INDEX

EXHIBIT                                   DESCRIPTION                                   PAGE NO.
-------   ----------------------------------------------------------------------------  ---------
 (67)     Text of Press Release issued by the Company dated July 16, 1997.............
 (68)     Letter to stockholders of the Company dated July 16, 1997...................
 (69)     Letter from The Chase Manhattan Bank and Chase Securities Inc. dated July
          15, 1997....................................................................
 (70)     Stock Purchase Agreement dated as of July 15, 1997, between BellSouth
          Corporation and ITT Corporation.............................................